As filed with the Securities and Exchange Commission on April 7, 2021

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

The New Ireland Fund, Inc.

(Name of Subject Company (issuer))

The New Ireland Fund, Inc.

(Name of Filing Person (offeror))

Shares of Common Stock

(Title of Class of Securities)

645673104

(CUSIP Number of Class of Securities)

THE NEW IRELAND FUND, INC.
c/o KBI Global Investors (North America) Ltd
One Boston Place
201 Washington Street, 36th Floor
Boston, MA 02108
1-800-468-6475

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Elliot J. Gluck, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099
(212) 728-8000

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

  Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

RELEASE

04/05/2021

The New Ireland Fund, Inc. Announces
Tender Offer

(Boston, Massachusetts, April 5, 2021) - The New Ireland Fund, Inc. (NYSE: IRL) (the “Fund”), a closed-end fund, announced today that the Fund’s Board of Directors has approved a cash tender offer for up to 25% of the Fund’s outstanding shares of common stock (“Shares”) at a price equal to 98% the Fund’s net asset value (“NAV”) per Share, as determined by the Fund as of the close of the regular trading session on the New York Stock Exchange on the business day immediately following the expiration date of the tender offer. The commencement of the tender offer will be announced at a later date, but will be no later than Tuesday, April 20th 2021. The Fund will repurchase Shares tendered and accepted in the tender offer in exchange for cash. In the event the tender offer is oversubscribed, Shares will be repurchased on a pro rata basis.

The commencement of the tender offer is pursuant to a Compromise and Standstill Agreement (the “Standstill Agreement”) between the Fund and Bulldog Investors LLP and certain of its associated parties (collectively “Bulldog”). During the effective period of the Standstill Agreement, Bulldog has agreed to be bound by certain standstill covenants and vote its Shares on proposals submitted to shareholders in accordance with the recommendation of the Fund’s Board of Directors. The Fund has been advised that Bulldog will file a copy of the Standstill Agreement with the U.S. Securities and Exchange Commission as an exhibit to its Schedule 13D.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund and the above statements are not intended to constitute an offer to participate in any tender offer. Information about the tender offer will be provided by future public announcements. The tender offer will only be made by, and subject to the terms and conditions set forth in, an Offer to Repurchase and related Letter of Transmittal, which will be mailed to record holders in connection with the tender offer. Stockholders should read these documents carefully when they receive them.

* * * * *

The Fund is managed by KBI Global Investors (North America) Ltd, a wholly owned subsidiary of KBI Global Investors Ltd. based in Dublin, Ireland. KBI Global Investors Ltd. is majority owned by Amundi Asset Management, Europe’s largest asset manager by assets under management.

The Fund is listed on the New York Stock Exchange under the ticker symbol IRL. For further information, please contact the Fund at 1-800-468-6475 or investor.query@newirelandfund.com.

Website: www.newirelandfund.com